UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2015

Commission File Number 001-35463

Taro Pharmaceutical Industries Ltd.

(Translation of registrant’s name into English)

14 Hakitor Street, Haifa Bay 2624761, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F   ☒     Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

EXPLANATORY NOTE

Taro Pharmaceutical Industries Ltd. (“Taro” or the “Company”) hereby furnishes this amended Report of Foreign Private Issuer on Form 6-K/A (this “Amended Form 6-K”) in order to amend the Form 6-K that Taro furnished to the Securities and Exchange Commission (the “SEC”) on November 17, 2015 (the “Original Form 6-K”).

The following revisions to the proxy statement for Taro’s 2015 annual general meeting of shareholders (the “Annual Meeting”) that was appended to the Original Form 6-K (the “Original Proxy Statement”) are reflected in this Amended Form 6-K: (i) the deletion of the Original Proxy Statement Proposal 1 (investment in the construction of and the acquisition of a wind-powered electric energy project jointly with affiliates of the Company's controlling shareholder, Sun Pharmaceutical Industries Ltd.) (“Original Proposal 1”) and the renumbering of the remaining Proposals reflecting such deletion; (ii) the addition of compensation disclosure for the Company’s five most highly compensated office holders (as defined in the Israeli Companies Law, 5759-1999 (the “Companies Law”)) for the Company’s fiscal year ended March 31, 2015, which has been added to Proposal l of this Amended Form 6-K (formerly Proposal 2 (Reelection of Directors) of the Original Proxy Statement), under the heading “Office Holder Compensation in Fiscal Year Ended March 31, 2015”; and (iii) revisions concerning procedure for voting related to the removal of Original Proposal 1.

The deletion of Original Proposal 1 is due to the fact that Taro has decided not to pursue the wind energy project at the current time. The addition of the compensation disclosure to Proposal 2 has been made pursuant to Companies Law regulations that require that disclosure to appear in the proxy statement for the Annual Meeting. The revisions concerning voting procedure reflect the Company’s decision not to engage a proxy solicitation agent for the Annual Meeting, in light of the deletion of Proposal 1 from the agenda.

The proxy statement that is attached hereto as Exhibit 99.1 includes each of the above-described revisions. The proxy card that is attached hereto as Exhibit 99.2 (and which will be sent to the Company’s shareholders) has been updated to reflect the deletion of Original Proposal 1 and the deletion of the accompanying special majority voting requirements related to Original Proposal 1 under the Companies Law.

Shareholders are requested to disregard Original Proposal 1 in the Original Proxy Statement that was already printed and that will be mailed to them, as that proposal will not be voted upon at the Annual Meeting and therefore does not appear on the updated proxy card that is being printed and mailed to them.  Shareholders should only vote on the remaining two proposals (Proposals 1 and 2, formerly Proposals 2 and 3 of the Original Proxy Statement) that appear in the updated proxy card.

Other than the foregoing revisions, the proxy statement and proxy card attached hereto have not been revised from the form in which they appeared as appendices to the Original Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  November 24, 2015

TARO PHARMACEUTICAL INDUSTRIES LTD.

By:	/s/ Subramanian Kalyanasundaram
Name:	Subramanian Kalyanasundaram
Title:	Chief Executive Officer and Director

EXHIBIT INDEX

Exhibit	Description
99.1	Notice and Proxy Statement for the 2015 Annual General Meeting of Shareholders of the Company to be held on December 24, 2015.

99.2	Proxy card for the 2015 Annual General Meeting of Shareholders of the Company to be held on December 24, 2015.

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